SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                22 November 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 22 November 2007 re: Director/PDMR Shareholding





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i),  AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director JOHN ERIC DANIELS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. J.E. Daniels:                                                                                  161,119

Lloyds TSB Registrars Corporate Nominee Limited
  AESOP1 account (LTSBRCNL AESOP1):                                                                  4,839

Lloyds TSB Offshore Trust Company Limited (Formerly Hill Samuel Offshore Trust                     108,681
Company Limited) (LTSBOTC):


Conditional award of shares under the:

Lloyds TSB performance share plan                                                                  368,414
Lloyds TSB long-term incentive plan                                                              1,042,014


8. State the nature of the transaction

On 20th November, 2007 33 shares were acquired by LTSBRCNL AESOP1 at 474p per share for Mr. Daniels, under the Lloyds TSB Group Shareplan, as follows:

                        27 "partnership shares"; and
                        6 "matching shares".

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. J.E. Daniels:                                                                             161,119
LTSBRCNL AESOP1:                                                                                4,872
LTSBOTC:                                                                                      108,681

Conditional award of shares under the:
Lloyds TSB performance share plan                                                             368,414
Lloyds TSB long-term incentive plan                                                         1,042,014


PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction

22ND NOVEMBER, 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,463,289

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. M.R. HATCHER, DEPUTY SECRETARY                              020 7356 2108



Name and signature of duly authorised officer of issuer responsible for making notification

MR. M.R. HATCHER, DEPUTY SECRETARY


Date of notification              22ND NOVEMBER, 2007



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i),  AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director

MICHAEL EDWARD FAIREY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. M.E. Fairey:                                                     72,896

Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                     3,801

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

- Mr. Fairey (Single company maxi ISA):                               7,193

Lloyds TSB Offshore Trust Company Limited (LTSBOTC):                 54,360


Conditional award of shares under the:

 Lloyds TSB performance share plan                                   184,274

 Lloyds TSB long-term incentive plan                                 662,797

8. State the nature of the transaction

On 20th November, 2007 12 shares were acquired by LTSBRCNL AESOP1 at 474p per share for Mr. Fairey, under the Lloyds TSB Group Shareplan, as follows:



                             6 "partnership shares"; and

                             6 "matching shares".



The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. M.E. Fairey:                                                       72,896
LTSBRCNL AESOP1:                                                        3,813
LTSBR(I)NL:
- Mr. Fairey (Single company maxi ISA):                                 7,193
LTSBOTC:                                                               54,360
Conditional award of shares under the:
 Lloyds TSB performance share plan                                    184,274
 Lloyds TSB long-term incentive plan                                  662,797


PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction

22ND NOVEMBER, 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification

1,147,246

23. Any additional information
-

24. Name of contact and telephone number for queries

MR. M.R. HATCHER, DEPUTY SECRETARY                                020 7356 2108



Name and signature of duly authorised officer of issuer responsible for making notification

MR. M.R. HATCHER, DEPUTY SECRETARY


Date of notification   22ND NOVEMBER, 2007



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i),  AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director

MR ARCHIBALD GERARD KANE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. A.G. Kane:                                                          118,204
Miss D.M. Muirhead (Mrs. Kane):                                          12,613
Lloyds TSB Registrars Corporate Nominee Limited
 AESOP1 account (LTSBRCNL AESOP1):                                        4,839
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mr. Kane: (Single company maxi ISA):                                    1,279
Lloyds TSB Offshore Trust Company Limited                                42,702


Conditional award of shares under the:
 Lloyds TSB performance share plan                                     144,754
 Lloyds TSB long-term incentive plan                                   594,582



8. State the nature of the transaction

On 20th November, 2007 33 shares were acquired by LTSBRCNL AESOP1 at 474p per share for Mr. Kane, under the Lloyds TSB Group Shareplan, as follows:



                            27 "partnership shares"; and

                             6 "matching shares".



The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. A.G. Kane:                                                                                     118,204
Miss D.M. Muirhead (Mrs. Kane):                                                                     12,613
LTSBRCNL AESOP1:                                                                                     4,872
LTSBR(I)NL:
- Mr. Kane: (Single company maxi ISA):                                                               1,279
LTSBOTC:                                                                                            42,702
Conditional award of shares under the:
 Lloyds TSB performance share plan                                                                 144,754
 Lloyds TSB long-term incentive plan                                                               594,582


PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction
22ND NOVEMBER, 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17 Date of grant  -

18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option    -

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,017,898

23. Any additional information
-

24. Name of contact and telephone number for queries

MR. M.R. HATCHER, DEPUTY SECRETARY                            020 7356 2108

Name and signature of duly authorised officer of issuer responsible for making notification

MR. M.R. HATCHER, DEPUTY SECRETARY

Date of notification                 22ND NOVEMBER, 2007



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

ANGELA SUSAN RISLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited

     AESOP1 account (LTSBRCNL AESOP1):                              84
Conditional award of shares under the:

Lloyds TSB long-term incentive plan                            123,893


8 State the nature of the transaction

On 20th November, 2007 33 shares were acquired by LTSBRCNL AESOP1 at 474p per share for Mrs. Risley, under the Lloyds TSB Group Shareplan, as follows:



                         27 "partnership shares"; and

                          6 "matching shares".



The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
LTSBRCNL AESOP1:                                                       117
Conditional award of shares under the:

Lloyds TSB long-term incentive plan                                123,893


PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction

22ND NOVEMBER, 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant
-



18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-



22. Total number of shares or debentures over which options held following notification

47,332



23. Any additional information
-

24. Name of contact and telephone number for queries
MR. M.R. HATCHER, DEPUTY SECRETARY                                 020 7356 2108



Name and signature of duly authorised officer of issuer responsible for making notification

MR. M.R. HATCHER, DEPUTY SECRETARY


Date of notification    22ND NOVEMBER, 2007



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

CAROL FRANCES SERGEANT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited
 AESOP1 account (LTSBRCNL AESOP1):                               2,831
Lloyds TSB Offshore Trust Company Limited (LTSBOTC):            23,208


Conditional award of shares under the:
 Lloyds TSB performance share plan                              78,670
 Lloyds TSB long-term incentive plan                           260,571




8. State the nature of the transaction

On 20th November, 2007 32 shares were acquired by LTSBRCNL AESOP1 at 474p per share for Mrs. Sergeant, under the Lloyds TSB Group Shareplan, as follows:



                                 26 "partnership shares"; and

                                  6 "matching shares".



The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:                                                     2,863
LTSBOTC:                                                            23,208
Conditional award of shares under the:
Lloyds TSB performance share plan                                   78,670
Lloyds TSB long-term incentive plan                                260,571


PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction
22ND NOVEMBER, 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification

470,090

23. Any additional information
-

24. Name of contact and telephone number for queries

MR. M.R. HATCHER, DEPUTY SECRETARY                              020 7356 2108



Name and signature of duly authorised officer of issuer responsible for making notification

MR. M.R. HATCHER, DEPUTY SECRETARY


Date of notification  22ND NOVEMBER, 2007





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i),  AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director

GEORGE TRUETT TATE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. G.T. Tate                                                     4,927
Lloyds TSB Registrars Corporate Nominee Limited
 AESOP1 account (LTSBRCNL AESOP1):                                3,119
Lloyds TSB Offshore Trust Company Limited (LTSBOTC):             50,068


Conditional award of shares under the:
 Lloyds TSB performance share plan                              169,720
 Lloyds TSB long-term incentive plan                            631,065

8. State the nature of the transaction

On 20th November, 2007 33 shares were acquired by LTSBRCNL AESOP1 at 474p per share for Mr. Tate, under the Lloyds TSB Group Shareplan, as follows:



                              27 "partnership shares"; and

                               6 "matching shares".



The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. G.T. Tate                                                    4,927
LTSBRCNL AESOP1:                                                 3,152
LTSBOTC:                                                        50,068
Conditional award of shares under the:
 Lloyds TSB performance share plan                             169,720
 Lloyds TSB long-term incentive plan                           631,065


PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction

22ND NOVEMBER, 2007






If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification

768,070

23. Any additional information
-



24. Name of contact and telephone number for queries

MR. M.R. HATCHER, DEPUTY SECRETARY                                020 7356 2108



Name and signature of duly authorised officer of issuer responsible for making notification
MR. M.R. HATCHER, DEPUTY SECRETARY


Date of notification  22ND NOVEMBER, 2007





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

CHRISTOPHER MICHAEL WISCARSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. C.M. Wiscarson:                                                 38,920
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                    5,656
Lloyds TSB Offshore Trust Company Limited (LTSBOTC):                37,351


Conditional award of shares under the:
 Lloyds TSB performance share plan                                 126,614
 Lloyds TSB long-term incentive plan                               330,435
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson:                                                    6,963

8. State the nature of the transaction

On 20th November, 2007 33 shares were acquired by LTSBRCNL AESOP1 at 474p per share for Mr. Wiscarson, under the Lloyds TSB Group Shareplan, as follows:

                        27 "partnership shares"; and
                        6 "matching shares".

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. C.M. Wiscarson:                                                  38,920
LTSBRCNL AESOP1:                                                      5,689
LTSBOTC:                                                             37,351
Conditional award of shares under the:
 Lloyds TSB performance share plan                                  126,614
 Lloyds TSB long-term incentive plan                                330,435
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson                                                      6,963


PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction

22ND NOVEMBER, 2007





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification

734,712

23. Any additional information
-

24. Name of contact and telephone number for queries

MR. M.R. HATCHER, DEPUTY SECRETARY                                 020 7356 2108

Name and signature of duly authorised officer of issuer responsible for making notification

MR. M.R. HATCHER, DEPUTY SECRETARY

Date of notification  22ND NOVEMBER, 2007





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     22 November 2007